[redacted]

WOODSIDE
AUSTRALIAN ENERGY

03 JAN 21 AM 7:21

10 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

03003362

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to an Australian region first with subsea agreement, lodged with the Australian Stock Exchange on 10 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

dw 1/29

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 10 January 2003
9.00am (WST)

AUSTRALIAN REGION FIRST WITH SUBSEA AGREEMENT

Woodside Energy Ltd. has chosen FMC Technologies Australia Ltd. as preferred supplier for subsea production systems in the first agreement of its type in the Australian region.

The agreement with FMC, a global oil and gas hardware and engineering subsea systems supplier, is for five years with an option to extend. It covers the supply and support of subsea systems including wellheads, subsea trees, subsea controls, manifolds and flow-line tie-in and intervention systems.

Under the agreement, significant savings are expected through Woodside and FMC standardising subsea technology for use across a range of offshore projects that Woodside has in development.

Woodside's Director of Australian Oil, Keith Spence, said agreements of this type were common in Europe and the US and had led to shorter project lead times, improved subsea performance and installation times, greater consistency and flexibility among subsea personnel, and lower tendering costs.

Mr Spence said the FMC agreement was expected to be used on the Enfield project, the first of several major offshore developments that Woodside has under consideration.

"The agreement gives Woodside access to FMC technology, which is some of the most advanced in the world, and is expected to reduce subsea project lead-times by more than 10%," Mr Spence said.

"On projects where the subsea component can be up to a quarter of total project costs, we expect substantial savings over the next 10 years as Woodside develops projects such as Enfield in Western Australia."

Mr Spence said the contracting approach was in line with Woodside's intention to accelerate project development and enhance profitability.

The agreement would reduce life cycle costs and allow the two companies to build a long-term, close working relationship, a benefit which had potential for future projects involving joint venture partners.

FMC will manage this agreement through bases in Norway, Singapore and Perth and intends to use Australian suppliers and contractors, particularly those in Western Australia, for work such as design, fabrication, manifolds and other equipment and service support.

MEDIA INQUIRIES
Woodside Energy Ltd.
Graeme Harman, External Affairs Manager Australian Oil
W: (08) 9348 6538 M: (0418) 908 660

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592